Exhibit 99.4
RANDGOLD RESOURCES LIMITED
Incorporated in Jersey, Channel Islands
Reg. No. 62686
LSE Trading Symbol: RRS
Nasdaq Trading Symbol: GOLD
DEVELOPING AN AFRICAN GOLD MINING INDUSTRY TO DELIVER LASTING VALUE TO STAKEHOLDERS
Cape Town, 10 February 2009 — By working together, gold miners and their host country governments can build companies and industries that are sustainable regardless of the gold price cycle, Randgold Resources chief executive Mark Bristow told the Indaba mining conference here today.
“Between the last gold boom in 1980 and the current bull run, there have been many peaks and valleys, often linked to economic or political jitters. The challenge is to create legislation and pursue business models that are not locked into this rollercoaster ride but are capable of surviving cyclicality,” he said.
Bristow noted that Africa’s mineral wealth was offset by its lack of infrastructure and skills, as well as by governments’ tendency to change the rules once they had successfully solicited mining investment.
“It takes only a small shift in the risk:reward equation to discourage investment, which is why many of the big international companies which were flocking to Africa at the height of the boom have suddenly developed cold feet,” he said.
However, in addition to its mineral resources Africa also held a significant attraction for gold miners in the form of its gold fields’ geographic concentration, notably in the Birrimian region of West Africa, the Congo Craton of Central and East Africa and the Witwatersrand of South Africa. “If governments could get together and create enabling legislation, this aggregation does offer the potential for some very attractive synergies,” he said.
Bristow said in just over 10 years Randgold Resources had discovered and developed two mines with a combined annual gold production of 700 000 ounces, was building a third and had a fourth waiting in the wings. Its existing mines had created 5 000 jobs in areas where the only economic activity had been subsistence farming. It had invested substantially in the development of people and partnerships with governments, communities and local businesses, creating lasting value for all its stakeholders in the form of economic opportunities, careers and skills, improved infrastructure and a better quality of life.
“If we as a company have been able to achieve this in West Africa, then surely as an industry, and in partnership with our host governments, we should be able to repeat it across the continent — building profitable mines that could support industry, attract fixed capital investment and deliver benefits to all stakeholders,” he said.
RANDGOLD RESOURCES ENQUIRIES

Chief Executive Dr Mark Bristow +44 788 071 1386 +44 779 775 2288	Financial Director Graham Shuttleworth +44 779 614 4438 +44 1534 735 333	Investor & Media Relations Kathy du Plessis +44 20 7557 7738 Email: randgoldresources@dpapr.com
Website: www.randgoldresources.com
DISCLAIMER: Statements made in this document with respect to Randgold Resources’ current plans, estimates, strategies and beliefs and other statements that are not historical facts are forward-looking statements about the future performance of Randgold Resources. These statements are based on management’s assumptions and beliefs in light of the information currently available to it. Randgold Resources cautions you that a number of important risks and uncertainties could cause actual results to differ materially from those discussed in the forward-looking statements, and therefore you should not place undue reliance on them. The potential risks and uncertainties include, among others, risks associated with: fluctuations in the market price of gold, gold production at Morila and Loulo, the development of Loulo and estimates of resources, reserves and mine life. For a discussion on such risk factors refer to the annual report on Form 20-F for the year ended 31 December 2007 which was filed with the United States Securities and Exchange Commission (the ‘SEC’) on 25 June 2008. Randgold Resources sees no obligation to update information in this release. Cautionary note to US investors; the ‘SEC’ permits companies, in their filings with the ‘SEC’, to disclose only proven and probable ore reserves. We use certain terms in this release, such as “resources”, that the ‘SEC’ does not recognise and strictly prohibits us from including in our filings with the ‘SEC’. Investors are cautioned not to assume that all or any parts of our resources will ever be converted into reserves which qualify as ‘proven and probable reserves’ for the purposes of the SEC’s Industry Guide number 7.